

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2011

Joseph Rozelle
Nautilus Global Partners, LLC
700 Gemini, Suite 100
Houston, TX 77058

> **Re:** **Registration Statements on Form 10-12G filed on November 10, 2010**
> **for each of the following registrants:**
> **Transatlantic Acquisition Corporation (000-54188)**
> **Superior Growth Corporation (000-54187)**
> **Southern Growth Corporation (000-54186)**
> **Formative Growth Corporation (000-54185)**
> **Evolution Acquisition Corporation (000-54184)**
> **Emerging Acquisition Corporation (000-54183)**
> **Eastern Acquisition Corporation (000-54182)**
> **Constellation Growth Corporation (000-54181)**
> **Century Acquisition Corporation (000-54180)**
> **Apollo Acquisition Corporation (000-54179)**

Dear Mr. Rozelle:

We issued comments to you on the above captioned filings on December 2, 2010. As of the date of this letter, most of these comments remain outstanding and unresolved. We expect you to contact us by February 2, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 2, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John

Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

<u>for</u>   Larry Spirgel
Assistant Director

cc: Lawrence G. Nusbaum, Esq.
Gusrae, Kaplan, Bruno & Nusbaum PLLC
Via facsimile: (212) 809-5449